UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70137

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/24/2018 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eagles Coast Capital, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

782 Johnnie Dodds Boulevard, Suite H-3
(No. and Street)

Mount Pleasant	SC	29464
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ilya Falkovich (843) 800-0491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CURRAN & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

59 Lincoln Park, Ste. 200	Newark	NJ	07102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ilya Falkovich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eagles Coast Capital, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL WILLIAMSON NOTARY PUBLIC SOUTH CAROLINA COMM. EXP. 10-24-2026

EAGLES COAST CAPITAL LLC
(SEC I.D. NO. 8-70137)

FINANCIAL STATEMENTS

DECEMBER 31, 2019

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

EAGLES COAST CAPITAL LLC

TABLE OF CONTENTS

DECEMBER 31, 2019

CURRAN & COMPANY LLP
ACCOUNTANTS & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Members
Eagles Coast Capital LLC
Mt. Pleasant, South Carolina

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Eagles Coast Capital LLC (the Company) as of December 31, 2019 and the related statements of income, changes in members' equity, and cash flows (collectively, the financial statement) for the period from December 24, 2018 through December 31, 2019. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III, Information Relating to Possession or Control Requirements (Exemption) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Schedule II, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III, Information Relating to Possession or Control Requirements (Exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Curran & Company LLP

CURRAN & COMPANY LLP
Newark, NJ
February 28, 2020

EAGLES COAST CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	87,093
Receivables from:		
Broker-dealers		6,487
Total assets	$	93,580

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable and accrued liabilities	$	87
Due to affiliates		38,333
Total liabilities		38,420
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY		55,160
Total member's equity		55,160
Total liabilities & member's equity	$	93,580

See report of independent registered public accounting firm.

EAGLES COAST CAPITAL LLC

STATEMENT OF OPERATIONS AND MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2019

REVENUE		
Commissions	$	29,005
Registration fees		6,045
Interest income		120
Other income		50,000
Total revenue	$	85,170
EXPENSES		
Bank charges	$	15
Clearing fees		667
Commissions paid		11,585
Regulatory fees		11,955
Rent		6,200
Salaries & wages		50,000
Technology & communications		300
Consulting services		28,788
Total expenses	$	109,510
LOSS FROM OPERATIONS	$	(24,340)
OTHER INCOME (EXPENSES)		-
LOSS BEFORE INCOME TAXES		(24,340)
INCOME TAXES		-
NET LOSS	$	(24,340)
MEMBER'S EQUITY, BEGINNING OF PERIOD	$	69,500
NET LOSS		(24,340)
CONTRIBUTIONS		10,000
DISTRIBUTIONS		-
MEMBER'S EQUITY, END OF PERIOD	$	55,160

See report of independent registered public accounting firm.

EAGLES COAST CAPITAL LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(24,340)
Adjustments to reconcile net loss to net cash used in operating activities		
Change in:		
Receivables from broker-dealers		(6,487)
Accounts payable and accrued liabilities		38,420
Net Cash Provided by Operating Activities		7,593
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Cash Used in Investing Activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' contributions		10,000
Net Cash Provided by Financing Activities		10,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		17,593
CASH AND CASH EQUIVALENTS		
Beginning of the period	$	69,500
End of the period	$	87,093
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the period for:		
Interest	$	-
Income taxes	$	-

See report of independent registered public accounting firm.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF THE COMPANY

Eagles Coast Capital LLC ("ECC" or the "Company"), a South Carolina limited liability company, is a broker-dealer generating revenues through commissions on products sold, commissions from trades executed through certain platforms, and finder's fees for capital raises. The Company is owned by two entities, one of which is a related party, and the other of which consists of third-party investors.

The Company is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940 with its primary office in Mount Pleasant, South Carolina.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This financial statement is prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, intangible assets, allowance for doubtful accounts, accruals for liabilities, income taxes, revenue and expense accruals, and other matters that affect the financial statement and related disclosures. Actual results could differ materially from those estimates under different assumptions or conditions and the difference may be material to the financial statement. The Company has evaluated subsequent events up to and including the date this financial statement was issued.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with an original maturity of 90 days or less that are not required to be segregated under federal or other regulations. The Company's cash and cash equivalents are composed of interest and noninterest-bearing deposits, money market funds, and United States government obligations.

Fair Value of Financial Instruments

The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value.

Fixed Assets

Internally developed software, computers and software, leasehold improvements, and furniture and equipment are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. The Company charges software development costs to operations as incurred during the preliminary project stage, while capitalizing costs at the point at which the conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The costs of internally developed software that qualify for capitalization are capitalized as fixed assets and subsequently amortized over the estimated useful life of the software, which is generally three years. The Company does not capitalize pilot projects or projects for which it believes that the future economic benefits are less than probable. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases. Computers and software, as well as furniture and equipment, are depreciated over a period of three to seven years. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. No impairment of fixed assets occurred for the year ended December 31, 2019.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

As a multi-member limited liability corporation, the Company files a partnership tax return whereby any profits or losses are allocated to its members. The Company pays no company-level federal or state tax. The Company recognizes the tax effects of a position in the financial statements only if it is more-likely-than not to be sustained based solely on its technical merits, otherwise no benefits of the position are recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases, which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The new standard also requires disclosures that provide additional information on recorded lease arrangements. In July 2018, the FASB issued ASU 2018-11, Leases – Targeted Improvements, which provides an optional transition method that allows entities to initially apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company adopted the provisions of this guidance, including the optional transition method, on January 1, 2019.

In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measureme*nt. ASU 2018-13 removes or modifies certain current disclosures, and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a retrospective basis and others on a prospective basis. Early adoption is permitted. The Company expects to adopt the provisions of this guidance on January 1, 2020, and is currently evaluating the impact that ASU 2018-13 will have on its related disclosures.

Recently Adopted Accounting Pronouncements

In August 2016, the FASB issued ASU 2016-15, *Statements of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,* which clarifies how companies present and classify certain cash receipts and cash payments in the statement of cash flows. The Company adopted the provisions of this guidance on January 1, 2019 and the adoption had no impact on its financial statements.

In November 2016, the FASB issued ASU 2016-18, *Statements of Cash Flows (Topic 230): Classification and Presentation of Restricted Cash in the Statements of Cash Flows*, which requires that restricted cash and restricted cash equivalents be included as components of total cash and cash equivalents in the statement of cash flows. The Company adopted the provisions of this guidance on January 1, 2019 and the adoption had no impact on its financial statements.

NOTE 3 – FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

NOTE 3 – FAIR VALUE MEASUREMENTS (continued)

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs. There were no transfers of assets or liabilities between fair value measurement classifications during the year ended December 31, 2019.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. At December 31, 2019, the Company had the following financial assets and liabilities that are measured at fair value on a recurring basis:

Cash Equivalents — The Company’s cash equivalents include money market funds, which are short term in nature with readily determinable values derived from active markets.

The following table summarizes the Company’s financial assets and financial liabilities measured at fair value on a recurring basis at December 31, 2019:

	Level 1	**Level 2**	**Level 3**	**Total**
Assets				
Cash equivalents	$ -	$ -	$ -	$ -
Securities owned - trading:				
Money market funds	-	-	-	-
Total securities owned - trading	-	-	-	-
Total assets at fair value	$ -	$ -	$ -	$ -
Liabilities				
Total liabilities at fair value	$ -	$ -	$ -	$ -

NOTE 4 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities were as follows at December 31, 2019:

Payables:	
Accounts payable	$87
Total	$87

NOTE 5 – RECEIVABLES

At December 31, 2019, receivables from broker-dealers were as follows:

Receivables:	
Receivables from broker-dealers	$6,487
Total	$6,487

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Leases

The Company is not a direct signatory on a lease, but is indirectly responsible for a lease executed by its related party pursuant to an expense sharing agreement. Pursuant to this expense sharing agreement, the Company is responsible for monthly rent of $516 through November of 2021.

NOTE 6 – COMMITMENTS AND CONTINGENCIES (continued)

Legal & Regulatory Matters

The Company is subject to extensive regulation and supervision by United States federal and state agencies and various self-regulatory organizations. The Company and its advisors periodically engage with such agencies and organizations, in the context of examinations or otherwise, to respond to inquiries, informational requests, and investigations. From time to time, such engagements result in regulatory complaints or other matters, the resolution of which has in the past and may in the future include fines, customer restitution and other remediation. Assessing the probability of a loss occurring and the timing and amount of any loss related to a legal proceeding or regulatory matter is inherently difficult. While the Company exercises significant and complex judgments to make certain estimates presented in its financial statement, there are particular uncertainties and complexities involved when assessing the potential outcomes of legal proceedings and regulatory matters. The Company's assessment process considers a variety of factors and assumptions, which may include the procedural status of the matter and any recent developments; prior experience and the experience of others in similar matters; the size and nature of potential exposures; available defenses; the progress of fact discovery; the opinions of counsel and experts; potential opportunities for settlement and the status of any settlement discussions; as well as the potential for insurance coverage and indemnification, if available. The Company monitors these factors and assumptions for new developments and re-assesses the likelihood that a loss will occur and the estimated range or amount of loss, if those amounts can be reasonably determined. The Company has established an accrual for those legal proceedings and regulatory matters for which a loss is both probable and the amount can be reasonably estimated.

Insurance

The Company maintains insurance coverage for certain potential legal proceedings and regulatory matters through third-party insurance companies and a related party captive insurance subsidiary of the Parent. The estimated losses on many of the pending matters are less than the applicable deductibles of the insurance policies.

NOTE 7 - RELATED-PARTY TRANSACTIONS

In addition to transactions discussed elsewhere in the notes to the financial statement, the Company is party to an expense sharing agreement between itself and related parties. The expense sharing agreement calls for a monthly accrual of salary, occupancy, and compliance consulting costs. At December 31, 2019, the amount due to the related party pursuant to the expense sharing agreement was $38,333.

NOTE 8 – NET CAPITAL & REGULATORY REQUIREMENTS

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is also subject to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

The Company is subject to the SEC’s Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2019, the Company’s net capital and required net capital were $55,160 and $2,561, respectively and has met all capital adequacy requirements to which it is subject.

EAGLES COAST CAPITAL LLC

NET CAPITAL COMPUTATION PURSUANT TO RULE 15C3-1 OF THE SEC

YEAR ENDED DECEMBER 31, 2019

Net Capital		
Member's equity	$	55,160
Deductions and/or charges		
Nonallowable assets		-
Net Capital	$	55,160
Aggregate Indebtedness		
Items included in statement of financial condition	$	38,420
Total Aggregate Indebtedness	$	38,420
Computation of Basic Net Capital Requirement		
Minimum net capital under Rule 15c3-1(a)(1)(i) (6 2/3 percent of aggregate indebtedness)	$	2,561
Minimum net capital under Rule 15c3-1(a)(2)(vi)	$	5,000
Required minimum net capital [greater of Rule 15c3-1(a)(1)(i) or Rule 15c3-1(a)(2)(vi)	$	5,000
Excess net capital	$	50,160
Ratio: Aggregate indebtedness to net capital		0.70
Net Capital, as reported in Company's Part IIA unaudited FOCUS report	$	55,160
Net Capital, per above	$	55,160
Difference	$	-

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS report on December 31, 2019.

See Report of Independent Registered Public Accounting Firm

EAGLES COAST CAPITAL LLC

OTHER INFORMATION

YEAR ENDED DECEMBER 31, 2019

I. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3

The Company operates under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15C3-3.

II. INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15C3-3

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2019.

III. RECONCILIATION PURSUANT TO SEC RULE 17a-5(d)(4)

There was no reconciliation of net capital pursuant to SEC Rule 17a-5(d)(4), as there were no material differences between the net capital per the unaudited Form X-17A-5 and the amount computed pursuant to net capital rule 15c3-1 on the previous page.

EAGLES COAST CAPITAL LLC

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 (EXEMPTION)

YEAR ENDED DECEMBER 31, 2019

Pursuant to Rule 17a-5(d)(4) of the audited computations of net capital pursuant to Rule 15c3-1and computation for determination of reserve requirements pursuant to Rule 15c3-3 submitted by Eagles Coast Capital LLC, in my opinion no material differences exist which would materially affect the reserve requirements pursuant to Rule 15c3-3 or its claims for exemption.

EAGLES COAST CAPITAL LLC

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2019

"EXEMPT UNDER 15C3-3(k)(2)(ii)"

Pursuant to Rule 15c3-3 relating to possession or control requirements, Eagles Coast Capital LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the reporting period January 1, 2019 through December 31, 2019, and is therefore claiming exemption to this schedule pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

C&Co CURRAN & COMPANY LLP
ACCOUNTANTS & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Members
Eagles Coast Capital LLC
Mt. Pleasant, South Carolina

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Eagles Coast Capital LLC identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which Eagles Coast Capital LLC claimed an exemption from SEC Rule 15c3-3k(2)(ii) (the "exemption provisions") and (2) Eagles Coast Capital LLC met the identified exemption provisions throughout the most recent fiscal year, December 31, 2019, without exception. Eagles Coast Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the PCAOB and, accordingly, includes inquiries and other required procedures to obtain evidence about Eagles Coast Capital LLC's compliance with exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Curran & Company LLP
Newark, New Jersey
February 28, 2020

EAGLES COAST CAPITAL LLC'S EXEMPTION REPORT

Eagles Coast Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required pursuant to Rule 17a-5. To the best of its knowledge and belief, the Company states the following:

I. Eagles Coast Capital LLC claimed an exemption based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the period ended December 31, 2019.

II. Eagles Coast Capital LLC met the identified exemption provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the period commencing December 24, 2018 and ending December 31, 2019.

Ilya Falkovich

Ilya Falkovich, Chief Investment Officer